EXHIBIT 99




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           ADDITIONAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     The Company's Annual Report on Form 10-KSB for the year ended December 31, 1999 (the "Annual Report") contains various forward-looking statements, which reflect the Company's current views with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects,"
"understands' and other verbs suggesting uncertainty. The Company reminds shareholders that forward-looking statements are merely predictions, which are inherently subject to uncertainties and other factors, which could cause the actual results to differ materially from the forward-looking statements. Some of these uncertainties and other factors are discussed in the Annual Report. See
Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this Exhibit 99, the Company has attempted to identify additional uncertainties and other factors, which may affect its forward-looking statements.

     Shareholders should understand that the uncertainties and other factors identified in the Annual Report and this Exhibit 99 do not constitute a comprehensive list of all the uncertainties and other factors, which may affect forward-looking statements. The Company has merely attempted to identify those uncertainties and other factors, which, in its view at the present time, have the highest likelihood of significantly affecting its forward-looking statements. In addition, the Company does not undertake any obligation to update or revise any forward-looking statements or the list of uncertainties and other factors, which could affect such statements.

     Capitalized terms not otherwise defined have been defined in the Annual Report.

     We are in Bankruptcy Proceedings. On March 22, 1999, the Company filed a petition for reorganization under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The petition was precipitated by two factors (i) the Company's inability to repay approximately $725,000 principal amount of promissory notes (the "Notes") and accrued interest thereon which became due to John P. Holmes & Company, Inc. ("JPHC"), a principal stockholder of the Company, on January 1, 1999; and (ii) significant legal fees incurred by the Company as a result of a securities suit filed by Wolverton Securities Ltd. ("Wolverton") and the diversion of management's attention to such litigation.

     As of May 4, 1999, the Company secured debt to its factor, The CIT Group/Commercial Services, Inc. ("CIT"), amounted to $349,451 and its total unsecured debt was estimated at approximately $2,000,000.

     On April 24, 1999, the Bankruptcy Court approved a financing arrangement between the Company and CIT which enabled the Company to continue its operations during the Chapter 11 proceedings. On January 13, 2000, the Bankruptcy Court issued an order confirming a reorganization plan, as amended, (the "Reorganization Plan"), which provides for: (a) amending the factoring arrangement between the Company and CIT; (b) payment to unsecured creditors who may elect to receive either (i) one share of Common Stock for each $2.00 of debt, or (ii) 20 monthly


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payments equal to 22.5% of such creditor's claims; and (c) retention of stock by the existing stockholders of the Company.

     Prior to filing the petition, the Company retained the services of a workout consultant (the "Consultant") and effected certain changes pursuant to his advice, which included reducing its executive staff, closing the New York show room, and expanding its Dominican Republic production. In addition, the aggregate guaranteed salaries of Jeff Mayer, the Company's Chairman of the Board of Directors, President, Chief Executive Officer and Acting Chief Financial Officer, and his spouse, Ms. Isel Pineda Mayer, were reduced from $165,000 to $60,000.

     In March 2000, the Company made the first monthly payment to 80 creditors who elected a cash payment of 22.5% of their claim in 20 monthly installments pursuant to the provisions of the Reorganization Plan. In addition, as of the date of this Report, the Company issued an aggregate of 449,897 shares of Common Stock to six of the eight creditors, including JPHC, who elected to receive stock in full satisfaction of their claims. An additional 233,398 shares of Common Stock are yet to be issued by the Company to two creditors, including 232,000 shares to Wolverton.

     The Company believes that if it is able to increase its sales and gross margins while reducing its expenses, it will be able to pay its creditors' debts pursuant to the provisions of the Reorganization Plan, avoid bankruptcy proceedings under Chapter 7 of the Bankruptcy Code and maintain profitability. However, there is no assurance that the Company will be able to comply with the provisions of the Reorganization Plan, avoid bankruptcy proceedings under Chapter 7 of the Bankruptcy Code or maintain its newly achieved profitability.

     We Have Had a History of Losses. The Company incurred a net loss of $1,741,391 million in the year ended December 31, 1998 and a net loss of $202,051 in the year ended December 31, 1997. Although the Company had a net income of $373,703 in the year ended ended December 31, 1999, no assurance can be given that the Company will be able to maintain profitable operations in the future.

     Leverage and Certain Debt Obligations. At December 31, 1999 and 1998 the Company had total indebtedness of $1,927,309 and $2,275,769, respectively. Of the $2,275,769, $725,000 was in the form of the Notes (principal and accrued interest thereon) payable to JPHC. The Notes were due on April 1, 1998, however, JPHC agreed not to require repayment before January 1, 1999. The Company was unable to pay the Notes at that time, or to obtain alternative financing, which in part, precipitated the Company's Chapter 11 filing. On February 29, 2000, the Company issued JPHC 362,500 shares of Common Stock in satisfaction of its claim in accordance with the provisions of the Reorganization Plan.

     The Company's ability to satisfy its financial obligations under its outstanding indebtedness will depend upon the Company successfully emerging from bankruptcy proceedings and its future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. The Company believes, that its cash flow from operations during 2000 will be sufficient to meet its working capital needs, capital expenditure requirements and debt service, assuming monthly payments equal to 22.5% of the creditors' claims. In light of the fact that JPHC and Wolverton


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elected  a  stock   distribution,   the  Company   estimates   it  will  require
approximately   $7,800  per  month  for  distribution  to  its  other  unsecured creditors. There can be no assurance that the Company will be able to repay such monthly installments and any new debt incurred to its creditors.

     Liquidity and Need for Additional Financing. Since its inception, the Company has required significant capital to fund its operations and growth. During 2000, the Company intends to seek additional financing through the issuance of debt, equity, other securities or a contribution thereof. Although there can be no assurances that any additional capital will be raised, any such financing which involves the issuance of equity securities would result in dilution to existing shareholders and the issuance of debt securities would subject the Company to the risks associated therewith, including the risks that interest rates may fluctuate and the Company's cash flows may be insufficient to pay interest and principal on such indebtedness. There can be no assurances that the Company will be able to obtain additional financing on terms which are acceptable to it. The inability of the Company to obtain additional acceptable financing would have a significant negative impact on the Company's operations.

     Dependence on Key Personnel. The Company's success depends in part on the efforts of Jeffrey Mayer, its Chairman of the Board of Directors, President, Chief Executive Officer and Acting Chief Financial Officer and a few key employees. Mr. Mayer devotes all of his business time to the Company. If, for any reason, Mr. Mayer does not continue to be active in the Company's management, the Company's operations could be materially adversely affected. Mr. Mayer is not subject to an employment or non-competition agreement. The Company does not maintain key-man life insurance for Mr. Mayer.

     Consumer Preferences and Industry Trends. The textile and retail industries are characterized by frequent introductions of new products and services and are subject to changing consumer preferences and industry trends. There can be no assurance that the Company will be able to anticipate or respond to changing consumer preferences and industry trends or that its competitors will not develop and commercialize new products that render the Company's products less marketable.


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